Exhibit 99.1

TRANSITION THERAPEUTICS INC.

ANNUAL INFORMATION FORM

For the year ended

June 30, 2012

September 7, 2012

TABLE OF CONTENTS

PRELIMINARY	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Three Year History	3
Recent Developments	7
Trends	7
BUSINESS OF THE CORPORATION	8
General	8
Technology	8
ELND005 (AZD-103) for Alzheimer’s disease	9
ELND005 (AZD-103) for Bipolar Disorder	10
TT-401 / TT-402	11
TT-301 / TT-302	12
Product Pipeline	14
Manufacturing	15
Product Marketing Strategy	16
Specialized Skills and Knowledge	16
Competitive Conditions	16
Alzheimer’s Disease	17
Diabetes	17
Arthritis	18
Intellectual Property	19
Patent Protection	20
RISKS AND UNCERTAINTIES	20
DIVIDENDS	20
DESCRIPTION OF SHARE CAPITAL	21
MARKET FOR SECURITIES	21
Trading Price and Volume	21
ESCROWED SECURITIES	21
DIRECTORS AND EXECUTIVE OFFICERS	22
Securities Holdings	23
AUDIT COMMITTEE	24
Audit Committee Charter	24
Composition of the Audit Committee	24
Relevant Education and Experience	24
Pre-Approval Policies and Procedures	25
External Auditor Service Fees	25
TRANSFER AGENTS AND REGISTRAR	26
MATERIAL CONTRACTS	26
INTERESTS OF EXPERTS	27
ADDITIONAL INFORMATION	27
TECHNICAL GLOSSARY	28
APPENDIX A AUDIT COMMITTEE CHARTER	30

PRELIMINARY

This Annual Information Form (“AIF”) for Transition Therapeutics Inc. (the “Corporation”) should be read in conjunction with the “Caution Regarding Forward-Looking Statements” below.

Unless otherwise stated, the information presented in this Annual Information Form is as of June 30, 2012.

All funds are stated in Canadian dollars unless otherwise indicated.

For a description of certain terms used in this AIF, please refer to the “Technical Glossary”.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this AIF include, but are not limited to, statements with respect to: the clinical study phases of each of the Corporation’s product candidates which the Corporation expects to complete in fiscal 2013, the ability of the Corporation’s business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms, the potential for ELND005 (AZD-103) to be an adjunctive maintenance treatment in patients with bipolar disorder, the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan Pharma International Limited (“Elan”), the global population size of those affected by Alzheimer’s disease, the demand for a product that can slow or reverse the progression of Alzheimer’s disease, the demand for a product that can reduce the occurrence of mood episodes in patients with bipolar disorder, the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients, the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302, the intention of the Corporation to seek a partnership for the development of TT-301 and TT-302, the engagement of third party manufacturers to produce the Corporation’s drug substances and products, the intention of the Corporation to make collaborative arrangements for the marketing and distribution of its products, the impact of human capital on the growth and success of the Corporation and the Corporation’s dividend policy.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this AIF unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Corporation will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Corporation may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Corporation will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Corporation will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Corporation will be able to compete in the targeted markets, and (vii) the risk that the Corporation may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Corporation’s annual management discussion and analysis, dated September 7, 2012 and all other information included in or incorporated by reference in this AIF before making investment decisions with regard to the securities of the Corporation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its Common Shares. On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every nine pre-consolidation Common Shares.

The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.

Intercorporate Relationships

The Corporation has one wholly-owned material subsidiary: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act.

The chart below illustrates the corporate structure:

For purposes of this AIF, unless the context indicates otherwise, references to the “Corporation” refers to the Corporation together with its subsidiaries.

Waratah’s principal business activity is to develop and commercialize its ELND005 (AZD-103) compound for the treatment of Alzheimer’s disease and bipolar disorder; the type 2 diabetes drug candidate TT-401 licensed from Lilly in March 2010; and TT-301 and TT-302 which are the anti-inflammatory compounds acquired in connection with the acquisition of NeuroMedix Inc. (“NeuroMedix”) in June 2007.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On July 13, 2009, Elan and the Corporation announced Phase 1 data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and the Corporation announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concurred that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

In December 2009, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446.

On January 25, 2010, the Corporation announced results from a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Patients who received the highest daily dose of TT-223 for 12 weeks and completed the entire study without adjusting their diabetes therapies experienced a statistically significant reduction in HbA1c of 1.13%, 6 months after completing TT-223. Patients who had received placebo treatment experienced a 0.22% HbA1c reduction 6 months post-treatment. HbA1c is a reflection of a person's average glucose level and is used by doctors as a measure of glucose management. Post prandial (after a meal) and AUC (area under the curve) glucose showed improvement versus placebo but not against baseline at 3 and 6 months post-treatment, while fasting blood glucose and mixed meal tolerance insulin parameter tests did not show improvement. No detectable changes in weight were observed. There were no treatment-related serious adverse events. The most common adverse event was nausea, which was generally mild to moderate and decreased in frequency and severity over the treatment period.

On March 3, 2010 the Corporation announced a licensing agreement with Lilly to acquire the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

On June 30, 2010, the Corporation announced the initiation of a Phase I clinical study of TT-301. The study is a double blind, randomized, placebo controlled study in which healthy volunteers receive placebo or escalating doses of intravenously administered TT-301. The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

On August 9, 2010, Elan and the Corporation announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On September 17, 2010, the Corporation announced that a clinical study of gastrin analogue TT-223 in combination with a Lilly proprietary GLP-1 analogue in patients with type 2 diabetes did not meet its efficacy endpoints. Given these findings, there will be no further development of TT-223. The next generation diabetes compounds that the Corporation has in-licensed from Lilly (TT-401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies. The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

On December 27, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation. Under the terms of the modification, in lieu of a contractually required Phase 3 milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, the Corporation will no longer fund the development or commercialization of ELND005 (AZD-103) and will relinquish its 30% ownership of ELND005 (AZD-103) to Elan.

On July 15, 2011, the Corporation announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011.

On September 27, 2011, the Corporation announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer’s disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005 (AZD-103), scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 (AZD-103) Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favourable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 (AZD-103) treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 22, 2011, the Corporation announced a US$5 million private placement. Under the non-brokered private placement, the Corporation issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

On November 29, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 (AZD-103) treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005 (AZD-103)’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder. Elan’s goal is to initiate a proof of concept, Phase II study in bipolar disorder following the completion of discussions with therapeutic experts and regulators. Elan has recently stated that the proof-of-concept study for bipolar disorder is expected to start either late second quarter or during the third quarter of calendar 2012. Elan indicated that it will continue to seek advice as it advances the ELND005 (AZD-103) program in Alzheimer's disease.

On December 9, 2011, the Corporation announced the departure of Mr. Elie Farah, the Corporation’s President and Chief Financial Officer.

On December 12, 2011, the Corporation announced the appointment of Ms. Nicole Rusaw-George, as Chief Financial Officer of the Corporation.

On December 12, 2011, the Corporation announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

On April 26, 2012, the Corporation announced that three ELND005 poster presentations were presented at the American Academy of Neurology. These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms.

On May 14, 2012, the Corporation announced that a mini symposium entitled “The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer’s Disease: A Dual Mechanism of Action” was presented at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies.

On June 18, 2012, the Corporation announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, The Corporation and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

Recent Developments

On August 30, 2012, the Corporation announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation will receive a milestone payment of US$11million from Elan.

Trends

The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.

The success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2013, the Corporation expects:

•	Its licensing partner Elan to advance the Alzheimer’s disease product ELND005 (AZD-103) into a Phase II study for bipolar disorder and potentially a second disease indication;

•	The completion of the ongoing multiple ascending dose/proof of concept study of TT-401 in subjects with type 2 diabetes and accompanying obesity. In parallel, the Corporation also expects to complete the Phase II enabling non-clinical studies of TT-401;

•	To identify a partner to collaborate on the future development of TT-301 and TT-302.

BUSINESS OF THE CORPORATION

Market sizes appearing in this AIF are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

General

The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.

The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to replenish the Corporation’s product pipeline.

This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. These partnerships not only provide the Corporation with third party validation, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments, royalties and profit sharing arrangements for the future growth of the Corporation. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.

The Corporation’s business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while controlling the diminishment of its working capital. The Corporation’s small and versatile infrastructure has in part resulted from the Corporation conducting research and development internally, as well as, out-sourcing work to hospitals, universities or pharmaceutical companies.

Technology

The Corporation’s technologies in development are as follows: (i) ELND005 (AZD-103) for the treatment of Alzheimer’s disease and bipolar disorder; (ii) TT401/402 for the treatment of diabetes and (iii) TT-301 and TT-302 which may have a therapeutic effect on diseases including arthritis, neuropathic pain, Alzheimer’s disease, traumatic brain injury, intracerebral haemorrhage and others.

ELND005 (AZD-103) for Alzheimer’s disease

The Corporation is developing disease-modifying small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.

The Product

The Alzheimer’s disease lead product, ELND005 (AZD-103), is part of an emerging class of disease-modifying drugs that have the potential to both reduce disease progression and improve symptoms such as diminished cognitive function. ELND005 (AZD-103) breaks down neuro-toxic fibrils, allowing amyloid peptides to clear the brain rather than form amyloid plaques, a hallmark pathology of Alzheimer’s disease.

The Corporation and its development partner, Elan, have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing, pharmacokinetic evaluation of levels in the brain, and CSF and plasma studies. In these studies, ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bioavailable, to cross the blood-brain barrier and to achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

In 2007, the Corporation and Elan commenced a Phase II clinical study (AD 201) of ELND005 (AZD-103) in patients with Alzheimer's disease. In December, 2009, Elan and the Corporation announced modifications to the AD 201 clinical trial. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily) and the study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The open label extension study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 (AZD-103) and these deaths has not been established. The ISMC and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

In August, 2010, Elan and the Corporation announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) in mild to moderate patients. However, the AD201 study did identify a dose with acceptable safety and tolerability that achieved target drug levels in the cerebrospinal fluid. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

In November, 2011, Elan provided an update on the development of ELND005 (AZD-103). Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on CTAD focusing on ELND005 (AZD-103) treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005 (AZD-103)’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 (AZD-103) may have applications in additional psychiatric indications such as bipolar disorder.

Alzheimer’s Disease – The Disease and the Market Opportunity

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behaviour, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age of 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioural symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

ELND005 (AZD-103) for Bipolar Disorder

On August 30, 2012, the Corporation announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation will receive a milestone payment of US$11million from Elan.

The Product

The Phase 2 study in mild to moderate AD patients provided the first clinical evidence of the neuropsychiatric effects of ELND005.   In the study, ELND005 treatment resulted in a statistically significant reduction in the emergence of neuropsychiatric symptoms. These changes were particularly evidenced in the emergence of depression and anxiety, two common neuropsychiatric symptoms associated with AD. Biologically, ELND005 treatment was also associated with reductions in myo-inositol levels in the brain, a mechanism of action common to other neuropsychiatric drugs including lithium and valproic acid. As a therapy, ELND005 (AZD-103), aims to provide similar efficacy with an improved safety profile over current bipolar drugs.

Bipolar Disorder – The Disease and the Market Opportunity

Bipolar I Disorder is a severe form of bipolar disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar disorder is also associated with increased cardiovascular morbidity and suicide risk. The US and European Union population of bipolar disorder patients is estimated at approximately 3.5 million.

TT-401 / TT-402

In March, 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, the Corporation receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

In preclinical diabetes models, the lead compound, TT-401 has shown potential to provide glycemic control and other beneficial effects including weight loss. In June, 2012, the Corporation announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, The Corporation and its development partner Lilly have jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes.

Diabetes – The Disease and the Market Opportunity

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

With the insulins and anti-diabetic medications markets having global sales of over US$9 billion and US$15 billion, respectively, the market opportunity for an effective therapeutic is significant.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of central nervous system (“CNS”) diseases for a variety of reasons, including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, the Corporation is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, neuropathic pain, Alzheimer’s disease, traumatic brain injury, intracerebral hemorrhage and others.

Development of TT-301 and TT-302

The Corporation’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favourable safety profile and therapeutic window for efficacy.

In June 2010, the Corporation announced the initiation of a Phase I clinical study of TT-301 and the dosing of the first patient. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. The Corporaiton has also performed additional preclinical studies demonstrating the potential therapeutic application of TT-301 and TT-302 in the treatment of neuropathic pain. The Corporation may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Arthritis – The Disease and the Market Opportunity

There are two major forms of arthritis: rheumatoid arthritis and osteoarthritis.

Rheumatoid Arthritis

Rheumatoid arthritis is a disorder in which the body's own immune system starts to attack body tissues. The attack is not only directed at the joint but to many other parts of the body. In rheumatoid arthritis, most damage occurs to the joint lining and cartilage which eventually results in erosion of two opposing bones. Rheumatoid arthritis affects joints in the fingers, wrists, knees and elbows. Rheumatoid arthritis occurs mostly in people aged 20 and above.

About 1% of the world's population is afflicted by rheumatoid arthritis with women being three times more susceptible than men. With earlier diagnosis and aggressive treatment, many individuals can lead a decent quality of life. The drugs to treat rheumatoid arthritis range from corticosteroids to monoclonal antibodies given intravenously. The latest drugs like Remicade, Enbrel and Humira can significantly improve quality of life in the short term.

Osteoarthritis

Osteoarthritis is the most common form of arthritis affecting approximately 27 million people in the United States alone. It can affect both the larger and the smaller joints of the body, including the hands, feet, back, hip or knee. The disease is essentially one acquired from daily wear and tear of the joint; however, osteoarthritis can also occur as a result of injury. Osteoarthritis begins in the cartilage and eventually leads to the two opposing bones eroding into each other. Initially, the condition starts with minor pain while walking but soon the pain can be continuous and even occur at night. The pain can be debilitating and prevent one from doing some activities. Osteoarthritis typically affects the weight bearing joints such as the back, spine, and pelvis. Unlike rheumatoid arthritis, osteoarthritis is most commonly a disease of the elderly.

Osteoarthritis, like rheumatoid arthritis, cannot be cured but one can prevent the condition from worsening. Weight loss is the key to improving symptoms and preventing progression. Physical therapy to strengthen muscles and joints is very helpful. Pain medications are widely required by individuals with osteoarthritis. When the disease is far advanced and the pain is continuous, surgery may be an option. Unlike rheumatoid arthritis, joint replacement does help many individuals with osteoarthritis.

Product Pipeline

Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:

ELND005
Preclinical
Phase I
Phase II
Phase III
Partner
*Alzheimer's Disease
Bipolar Disorder
ELAN
TT401/TT402
Type 2 Diabetes/Obesity
LILLY
TT301/TT302
Arthritis
Alzheimer's Disease
Partnership candidate
* Phase III ready

Regulatory Approval Process for Therapeutic Drugs

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.

In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:

Pre–Clinical Studies: Pre–clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a Clinical Trial Application (“CTA”) in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.

Phase I Clinical Trials: Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

Phase II Clinical Trials: Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

Phase III Clinical Trials: Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase III trials usually involve several hundred to several thousand patients.

After all three phases of clinical trials have been completed the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.

In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight.

Manufacturing

The Corporation relies on third party manufacturers to supply all of its drug substances and the finished dosage form for its preclinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation’s control. See “Risks and Uncertainties”.

The preclinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

Thus far, ELND005 (AZD-103), the active pharmaceutical ingredient, has been produced for the Corporation by Albany Molecular Research Inc. (New York) and Abbott Laboratories (Illinois). The final drug product for all the Phase I and Phase II studies was encapsulated by a third party contract manufacturer for clinical use. For Phase II bipolar disorder studies and future phase III studies, the final drug product will be prepared in a tablet form by Elan.

The Corporation has contracted PolyPeptide Laboratories, Inc. of the United States to produce the active ingredient for TT-401. The preparation of final drug product was performed by AAIPharma Services Corp., a third party contract manufacturer.

The Corporation contracted Piramal Healthcare (Canada) Limited to produce active ingredient for TT-301/ TT-302. The preparation of final drug product was performed by Formatech, Inc. a third party contract manufacturer.

All of the above manufacturing contracts are on a fee-for-service basis.

Product Marketing Strategy

The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation’s various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.

Specialized Skills and Knowledge

As at September 7, 2012, the Corporation has 16 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

Competitive Conditions

There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments, which the Corporation understands are currently being developed by others for therapeutic areas in which the Corporation is currently focusing its clinical efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation. See “Risks and Uncertainties”.

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. The emerging classes of compounds in clinical development are immunotherapies and fibril inhibitors. Each class seeks to slow or even to reverse the Alzheimer’s disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

Bipolar Disorder

To date there is no cure for bipolar disorder but proper treatment helps most people with bipolar disorder gain better control of their mood swings and related symptoms. Currently there are three types of medications generally used to treat bipolar disorder: mood stabilizing medications; atypical antipsychotic medications and antidepressant medications:

Mood stabilizing medications are usually the first choice to treat bipolar disorder and in general terms, people with bipolar disorder continue treatment with mood stabilizers for years. Mood stabilizing medications include Lithium, Valproic acid or divalproex (Depakote), and Lamotrigine (Lamictal). With the exception of Lithium, many of these medications are anticonvulsants which are usually used to treat seizures but also help control moods.

Atypical antipsychotic medications are sometimes used to treat symptoms of bipolar disorder. Often these medications are taken with other medications. Atypical antipsychotic medications are called “atypical” to set them apart from earlier medications which are referred to as “conventional” or “first generation”. Atypical antipsychotic medications include Olanzapine (Zyprexa), Aripiprazole (Abilify), Quetiapine (Seroquel), Risperidone (Risperdal) and Ziprasidone (Geodon).

Antidepressant medications can also be used to treat the symptoms of depression in bipolar disorder. People with bipolar disorder who take antidepressants often also take a mood stabilizer as taking only an antidepressant can increase a person’s risk of switching between mania or hypomania or of developing rapid mood cycling symptoms.

Diabetes

The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.

Intensive Insulin Therapy - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that requires constant insulin injections and it only manages the disease, it does not offer a long-term solution.

Oral Antidiabetic Agents are FDA approved for use in conjunction with diet and exercise to enhance glycemic control in type 2 diabetic patients.

Oral sulfonylureas reduce blood glucose by stimulating insulin from pancreatic beta-cells as well as increasing responsiveness in insulin-sensitive tissues.

Metformin is an oral hypoglycemic agent that improves glycemic control by decreasing hepatic glucose production and intestinal glucose absorption as well as improving insulin sensitivity through increased peripheral glucose uptake and utilization.

Thiazolidinediones are potent agonists of peroxisome proliferator-activated receptor-gamma (“PPAR-gamma”), receptors important for insulin action which are located in adipose tissue, liver and skeletal muscle. Activation of these receptors affects the transcription of genes responsible for control of glucose and lipid metabolism. These agents, in the presence of insulin, decrease insulin resistance in the liver and at peripheral sites and improve insulin-dependent glucose disposal and reduce hepatic glucose output.

Incretin Therapies - The incretin hormones, GLP-1 and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut following a meal, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves β-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin is a novel agent with a unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients.

Arthritis

Osteoarthritis

Currently, the treatment options for osteoarthritis are focused on pain reduction. The main medications utilized are over-the-counter pain relievers such as acetaminophen, ibuprofen and naproxen. Stronger prescription versions of these pain relievers can be effective or other prescription pain-relievers such as tramadol or codeine can be employed. Physicians also administer corticosteroid injections directly into the painful joint.

Rheumatoid Arthritis

Medications can reduce inflammation in joints in order to relieve pain and prevent or slow joint damage. There may a need for stronger drugs or a combination of drugs as the disease progresses.

•	NSAIDs. Nonsteroidal anti-inflammatory drugs (NSAIDs) can relieve pain and reduce inflammation. Over-the-counter NSAIDs include ibuprofen (Advil, Motrin, others) and naproxen sodium (Aleve). Stronger versions of these NSAIDs and others are available by prescription.

•	Steroids. Corticosteroid medications, such as prednisone and methylprednisolone (Medrol), reduce inflammation and pain and slow joint damage.

•	Disease-modifying antirheumatic drugs (DMARDs). These drugs can slow the progression of rheumatoid arthritis and save the joints and other tissues from permanent damage. Common DMARDs include methotrexate (Rheumatrex, Trexall), leflunomide (Arava), hydroxychloroquine (Plaquenil), sulfasalazine (Azulfidine) and minocycline (Dynacin, Minocin).

•	Immunosuppressants. These medications act to tame the immune system, which is out of control in rheumatoid arthritis. Examples include azathioprine (Imuran, Azasan), cyclosporine (Neoral, Sandimmune, Gengraf) and cyclophosphamide (Cytoxan).

•	TNF-alpha inhibitors. Tumor necrosis factor-alpha (TNF-alpha) is an inflammatory substance produced by the body. TNF-alpha inhibitors can help reduce pain, morning stiffness, and tender or swollen joints — usually within one or two weeks after treatment begins. Examples include etanercept (Enbrel), infliximab (Remicade) and adalimumab (Humira).

•	Other drugs. Several other rheumatoid arthritis drugs target a variety of inflammatory substances produced by the body. These drugs include anakinra (Kineret), abatacept (Orencia) and rituximab (Rituxan).

Intellectual Property

The Corporation’s intellectual property practice is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation’s business and consistent with the Corporation’s strategic focus. The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.

The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to 22 patent families relating to its technology platforms and drug development programs. To date, the Corporation possesses or exclusively licenses 17 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005 (AZD-103)

The Corporation has a number of U.S. and PCT patent applications for the ELND005 (AZD-103) technology through its acquisition of Ellipsis Neurotherapeutics Inc. This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies performed by the Corporation with its development partner, Elan.

U.S. Patent Number 7,521,481, issued on April 21, 2009, covers treatment of Alzheimer's Disease with ELND005 (AZD-103). European Patent No. 1608350 granted on June 3, 2009 from a corresponding application covers ELND005 (AZD-103) for treatment or prevention of a condition of the central or peripheral nervous system or systemic organ associated with a disorder in protein folding aggregation, or amyloid formation, deposition accumulation or persistence. The U.S. Patent will expire in the year 2026 or later due to any patent term extensions. The Corporation is actively prosecuting patent application families in multiple jurisdictions throughout the world.

TT-401/402

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Patent applications have been filed worldwide covering the lead preclinical compounds.

TT-301/302

The Corporation acquired 100% of CNS-focused Neuromedix Inc. in June of 2007. With this acquisition, the Corporation acquired multiple patent applications covering the TT-301/TT-302 family of compounds.

RISKS AND UNCERTAINTIES

Investing in the Corporation’s securities involves a high degree of risk. Before making an investment decision with respect to the Corporation’s securities, you should carefully consider the risk factors set out under the heading “Risks and Uncertainties” in the Corporation’s Management Discussion and Analysis dated September 7, 2012 which is available at www.sedar.com.

DIVIDENDS

The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors of the Corporation (the “Board of Directors”) and will depend upon the Corporation’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at such meetings, are entitled to dividends if, as and when declared by the Board of Directors and are entitled to share rateably in the assets of the Corporation as are available for distribution upon the liquidation, dissolution or winding-up of the Corporation.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and on the NASDAQ Global Market under the symbol “TTHI”. Selected trading information is provided for the trading on the TSX on a monthly basis for the period from July 1, 2011 to June 30, 2012 as follows:

Month	High $	Low $	Close $	Volume #
Jul-12	2.75	1.87	2.22	29,300
Jun-12	2.09	1.91	2.09	18,000
May-12	2.34	1.68	2.05	40,400
Apr-12	1.88	1.64	1.86	28,000
Mar-12	2.01	1.68	1.77	63,600
Feb-12	2.34	1.45	1.74	63,400
Jan-12	1.65	1.32	1.44	31,300
Dec-11	1.60	1.19	1.43	217,900
Nov-11	1.77	1.48	1.59	46,500
Oct-11	1.83	1.50	1.60	40,300
Sep-11	2.26	1.64	1.89	53,000
Aug-11	2.50	1.50	1.97	69,200
Jul-11	3.00	2.20	2.30	135,300

ESCROWED SECURITIES

The following securities of the Corporation are subject to an escrow agreement dated October 1, 2000 between Sotos Associates, the Corporation and certain current and former officers, employees and consultants of the Corporation.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class
Common Shares	79,908 (1)	0.003%

Notes:

(1)	36,183 Common Shares were issued to a consultant pursuant to a Consulting Agreement dated April 1, 2000 and were to be earned over 24 months. The Consulting Agreement was terminated effective as of October 31, 2001 at which point 28,641 Common Shares were earned. Consequently, 7,542 of these Common Shares can no longer be earned. Pursuant to the Consulting Agreement an additional 72,366 Common Shares were issued to the consultant and are being held in escrow, pending the achievement of specified milestones relating to patent claims and the initiation of a Phase II b or Phase III clinical trial in the area of wound healing. Notwithstanding the termination of the Consulting Agreement the consultant is entitled to 72,366 Common Shares in the event the milestones are achieved. Management is of the opinion that those Common Shares will never be earned.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 7, 2012:

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since(4)

Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999
Dr. Aleksandra Pastrak Ontario, Canada	VP of Clinical Development and Medical Officer	VP of Clinical Development and Medical Officer since September 2011, prior thereto, VP Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.	N/A
Nicole Rusaw-George Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since December 2011; prior thereto, VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A
Carl Damiani Ontario, Canada	VP Business Development	VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since(4)

Bruce Connop	VP of Non-Clinical and Pharmaceutical Development	VP of Non-Clinical and Pharmaceutical Development of the Corporation since July 2012, prior thereto, Senior Director Non-Clinical Drug Development since December 2006.	N/A
Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A
Michael Ashton (1)(2)(3) Connecticut, USA	Director	Independent consultant to the pharmaceutical industry since March 2006; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company.	December 2002
Paul Baehr (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002
Christopher Henley (1)(2)(3) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer and portfolio manager.	October 2000
Dr. Gary W. Pace California, USA	Lead Director	Chairman and founder of Sova Pharmaceuticals Inc. since May, 2010, Director and consultant of QRxPharma, a biotechnology company, since April 13, 2007; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma since November 2002.	January 2002

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 11, 2012. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.

Securities Holdings

As of the date of this AIF, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,017,541 Common Shares, which represents 3.8% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

Audit Committee Charter

The charter of the Corporation’s audit committee is attached as Appendix A.

Composition of the Audit Committee

The Corporation’s audit committee is composed of Mr. Christopher Henley (Chair), Mr. Paul Baehr, and, Mr. Michael Ashton, each of whom is independent under the TSX and NASDAQ listing standards and financially literate.

Relevant Education and Experience

Mr. Christopher Henley (Chair):

Mr. Henley has a B.A. from Memorial University and an MBA from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, an exempt market dealer and portfolio manager.

Mr. Henley has been an investment banker for over 25 years and previously was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer where he also ran the firm’s High Technology and Communications practice. Mr. Henley is a former director and Chair of the Toronto Port Authority, a former member of the Board and Audit Committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley is currently Vice-Chair of West Park Healthcare Centre and a member of the Governance Committee of the Ontario Cancer Research Ethics Board and also sits on the Board of the McMichael Canadian Art Foundation.

Mr. Paul Baehr:

Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the TSX under the symbol “IBT”. Previously, Mr. Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on the board of directors of IBEX Technologies Inc., a public company.

Mr. Michael Ashton:

Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has over 30 years of experience in the Pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton is currently the Chairmen of the Board at Puricore PLC and is also a member of the Board of Directors of Hikma Pharmaceuticals PLC.

Pre-Approval Policies and Procedures

The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, tax services and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.

External Auditor Service Fees

The following is a table outlining the aggregate fees billed to the Corporation by its external auditors, PricewaterhouseCoopers LLP:

	During the Year Ended June 30, 2012 $	During the Year Ended June 30, 2011 $
Audit Fees (1)	209,000	266,256
Audit-Related Fees (2)	13,900	-
Tax Fees (3)	27,450	38,595
Non-Audit(4)	29,267	40,037
Total	279,617	344,888

Notes:

(1)	During the years ended June 30, 2012 and 2011 “Audit Fees” include fees for the annual audit, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.
(2)	During the year ended June 30, 2012, “Audit-Related Fees” represents accounting fees associated with the Corporation’s private placement which closed on November 22, 2011.
(3)	During the years ended June 30, 2012 and 2011 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.
(4)	For the years ended June 30, 2012 and 2011, the category “Non-Audit” includes IFRS fees and a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

TRANSFER AGENTS AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. The registration facilities are maintained in Toronto, Ontario. The co-agent responsible for the United States is Computershare Trust Company, NA, whose registration facilities are maintained in Golden, Colorado.

MATERIAL CONTRACTS

The Corporation has entered into the following material contracts, which were not in the ordinary course of business:

Elan

In September 2006, the Corporation and Elan signed a US$200 million global collaboration agreement to develop and commercialize the Alzheimer’s disease product, ELND005 (AZD-103).

Under the terms of the agreement, the Corporation has received up-front payments of US$15 million. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Corporation would have been eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Initially, Elan and the Corporation shared the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized, with the Corporation’s cost share and ownership interest at 30%.

In December, 2010, the Corporation announced the modification of the ELND005 (AZD-103) collaboration agreement between Elan and the Corporation. Under the terms of the modification, in lieu of a contractually required Phase III milestone payment, the Corporation received from Elan a payment of US$9 million at the time of signing and will receive a US$11 million payment with the dosing of the first patient in the ELND005 (AZD-103) trial in bipolar disorder. The Corporation also will be eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, the Corporation is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

Eli Lilly

TT401/402

On March 3, 2010, the Corporation and Lilly entered into a licensing and collaboration agreement granting the Corporation the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, the Corporation would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from the Corporation on sales of products containing such compounds should such products be successfully commercialized.

INTERESTS OF EXPERTS

The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated September 7, 2012 in respect of the Corporation’s consolidated financial statements as at June 30, 2012, June 30, 2011 and July 1, 2010 and for the years ended June 30, 2012 and 2011. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and the Public Company Accounting Oversight Board Rule 3520.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 4, 2011.

Additional financial information may be found in the Corporation’s Consolidated Financial Statements and MD&A for the fiscal year ended June 30, 2012 which can be retrieved under the Corporation’s profile on the SEDAR website (www.sedar.com).

TECHNICAL GLOSSARY

The following terms have the meanings specified below:

“auto-immune disease” means a condition in which the immune system mistakenly attacks the body’s own organs and tissues;

“beta cells” means cells in the pancreas that secrete insulin in response to an increase in blood glucose concentration;

“diabetes” means diabetes mellitus, a chronic metabolic disorder characterized by high blood glucose concentrations resulting from defective metabolic utilization of carbohydrates due to the absence or incomplete utilization of insulin, thus depriving the body of energy producing nutrients needed for normal functioning;

“FDA” means the U.S. Food and Drug Administration;

“gastrin” means a peptide that acts as a hormone stimulating acid secretion and growth in the stomach in adults and in fetal development; gastrin stimulates proliferation and differentiation of islet precursor cells that bud from pancreatic ducts;

“glucose” means a sugar that is the principal source of energy for cells and is essential for brain function;

“Good Manufacturing Practices” or “GMP” means the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States;

“hyperglycemia” means high levels of glucose in blood;

“hypoglycemia” means low levels of glucose in blood;

“in vivo” means in the living body;

“insulin” means a peptide hormone secreted from pancreatic - cells that removes glucose from the blood by stimulating glucose uptake and utilization by fat, muscle and liver cells;

“islet cells” contain the beta cells and in the context of this document the terms are used synonymously;

“pancreas” means a glandular organ comprising 90% exocrine cells which secrete digestive enzymes into the intestine via pancreatic ducts and 10% islet endocrine cells which secrete hormones like insulin into the blood stream;

“Patent Cooperation Treaty” or “PCT” means an international patent treaty, of which Canada is a signatory, whereby a single international patent application can be filed in the applicant’s or inventor’s home country for possible protection of intellectual property in over 100 PCT member countries;

“peptide” means a molecule made up of a number of amino acids linked together;

“Type 1 diabetes” means an auto-immune disease causing a permanent and absolute deficiency of insulin resulting from destruction of pancreatic beta cells by the body’s own immune system; and

“Type 2 diabetes” means a metabolic disorder resulting from a relative deficiency of insulin secretion insufficient to prevent high blood glucose levels that is due initially to tissue resistance to insulin action but later to beta cell failure as well.

APPENDIX A
AUDIT COMMITTEE CHARTER

Policy Statement

It is the policy of Transition Therapeutics Inc. (the “Corporation”) to establish and maintain an audit committee (the “Audit Committee”), composed entirely of independent directors, to assist the Board of Directors (the “Board”) in carrying out its oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain experts, and with the approval of the Corporate Governance and Nominating Committee, special counsel.

Composition of the Committee

1.	The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The members of the Audit Committee shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2.	Each director appointed to the Audit Committee by the Board shall be an independent director who is unrelated. An unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3.	Each member of the Audit Committee shall be “financially literate”. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements.

4.	A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5.	The Chief Executive Officer of the Corporation (the “CEO”) and the Chairman of the Board shall be ex officio members of the Audit Committee.

Meetings of the Committee

1.	The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly and annual financial statements and management discussion and analysis.

2.	The rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing meetings of the Board as are set out in the Corporation’s By-laws.

3.	Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee.

4.	Notice of a meeting of the Audit Committee shall:

(a)	be in writing;

(b)	state the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least five business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

5.	A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

6.	A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

7.	In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

8.	The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however, the Audit Committee (i) shall meet with the external auditors independent of management and (ii) may meet separately with management.

9.	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1.	The Audit Committee’s primary duties and responsibilities are to:

(a)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(b)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)	monitor the independence and performance of the Corporation’s external auditors;

(d)	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e)	directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f)	provide an avenue of communication among the external auditors, management and the Board;

(g)	ensure, in coordination with the Corporate Governance and Nominating Committee, that an effective “whistle blowing” procedure exists to permit stakeholders to express concerns regarding accounting or financial matters to an appropriately independent individual; and

(h)	ensure that an appropriate Code of Business Conduct and Ethics is in place and understood by employees and directors of the Corporation.

2.	The Audit Committee shall have the authority to:

(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)	discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(e)	provide for the compensation of a “registered public accounting firm” (as that term is defined in Section 2(a) of the Sarbanes-Oxley Act of 2002) serving as the Corporation’s independent auditor.

3.	The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4.	The Audit Committee shall:

(a)	review the audit plan with the Corporation’s external auditors and with management;

(b)	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f)	review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(h)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i)	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(j)	oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(k)	ensure the receipt of, and evaluate the written disclosures and the letter that the external auditor submits to the Audit Committee regarding the auditor’s independence in accordance with Independence Standards Board Standard No. 1, discuss such reports with the external auditor, oversee the independence of the external auditor and, if so determined by the Committee in response to such reports, take appropriate action to address issues raised by such evaluation; and

(l)	review and oversee procedures designed to identify “related party” transactions that are material to the Corporation’s consolidated financial statements or otherwise require disclosure under applicable laws and rules adopted by regulatory authorities, including the U.S. Securities and Exchange Commission. The Audit Committee shall approve any such “related party” transactions.

5.	The Audit Committee shall:

(a)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b)	consider the recommendations of management in respect of the appointment of the external auditors;

(c)	pre-approve all audit, audit related, and non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities;

(d)	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, considering the potential impact of such services on the independence of the external auditors;

(e)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f)	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6.	The Audit Committee shall:

(a)	review with management at least annually, the financing strategy and plans of the Corporation; and

(b)	review all securities offering documents (including documents incorporated therein by reference) of the Corporation.

7.	The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8.	The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9.	The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10.	The Audit Committee shall periodically review with management the need for an internal audit function.

11.	The Audit Committee shall, in coordination with the Corporate Governance and Nominating Committee, establish and maintain procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation on concerns regarding questionable accounting or auditing matters.

12.	The Audit Committee shall review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

13.	The Audit Committee shall review with the Corporation’s legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation’s financial statements, and any enquiries received from regulators, or government agencies.

14.	The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

15.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each Member shall be entitled to rely in good faith upon:

(a)	accounting information of the Corporation represented to him by an officer of the Corporation or in a written report of the auditors, and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

16.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board Members are subject. The essence of the Audit Committee’s duties is the monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Corporation’s business activities are being conducted effectively and that the financial reporting objectives are being met and to enable the Audit Committee to report thereon to the Board.

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